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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Rawlings Sporting Goods Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

754459105

(Cusip Number)

Daniel Gilbert
20555 Victor Parkway
Livonia, Michigan 48152
(734) 805-7575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754459105

1.	Name of Reporting Person: Daniel Gilbert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,208,600

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,208,600

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,208,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.9%

14.	Type of Reporting Person (See Instructions): IN

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The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D originally filed by Daniel Gilbert (the “Reporting Person”) on January 30, 2002, as amended to date (the “Schedule 13D”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 4 of Schedule 13D is hereby amended by replacing the discussions regarding a potential direct investment in Rawlings, the expression of interest in acquiring Rawlings, and the Reporting Person’s letters to the Chief Executive Officer of Rawlings offering to acquire Rawlings’ common stock, with the following:

Item 4.	Purpose of Transaction
On February 20, 2003, the Reporting Person sent a letter to the Chief Executive Officer of Rawlings (a copy of which is attached as Exhibit 99.3), with a copy to Rawlings’ directors, withdrawing his offer to acquire Rawlings shares.

The Reporting Person also issued a press release, dated February 20, 2003 (a copy of which is attached as Exhibit 99.4), announcing that he is supporting the proposed merger of Rawlings and K2 Inc.

Subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, by tender offer, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in Rawlings, including Rawlings’s business and prospects, the price and availability of Rawlings’s securities, subsequent developments affecting Rawlings, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some or all of his Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Rawlings), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of Rawlings, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rawlings or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rawlings or any of its subsidiaries, (d) any change in the present Board of Directors or management of Rawlings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rawlings’s present capitalization or dividend policy, (f) any other material change in Rawlings’s business or corporate structure, (g) any changes in Rawlings’s Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rawlings by any person, (h) causing a class of securities of Rawlings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rawlings’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

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Item 7.	Material to Be Filed as Exhibits

99.1	Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

99.2	Form of Goldman, Sachs & Co. Individual Account Agreement, incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person’s Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

99.3	Letter, dated February 20, 2003, from the Reporting Person to Stephen M. O’Hara, Chairman of the Board and Chief Executive Officer of Rawlings.

99.4	Press Release dated February 20, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

By:	/s/ DANIEL GILBERT
Name:	Daniel Gilbert
Title:

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EXHIBIT INDEX

Exhibit Number and Description

99.1	Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

99.2	Form of Goldman, Sachs & Co. Individual Account Agreement, incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person’s Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

99.3	Letter, dated February 20, 2003, from the Reporting Person to Stephen M. O’Hara, Chairman of the Board and Chief Executive Officer of Rawlings.

99.4	Press Release dated February 20, 2003.